Jodie M. Bourdet (415) 693-2054 jbourdet@cooley.com	Via EDGAR

May 5, 2008

Stephen Krikorian, Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Silicon Graphics, Inc.

Form 10-K for the fiscal year ended June 29, 2007

Form 10-Q for the quarterly period ended December 28, 2007

File No. 001-10441

Dear Mr. Krikorian:

Reference is made to your letter, dated April 24, 2008, addressed to Silicon Graphics, Inc. (the “Company”) regarding the above-referenced filings. In accordance with such letter and per my telephone conversation with Melissa Walsh, Senior Staff Accountant, this letter is to inform you that the Company intends to provide a detailed response to your letter on or before May 22, 2008. The Company has requested additional time to respond because it is currently in the process of completing its quarterly report on Form 10-Q for the quarterly period ended March 28, 2008.

Please do not hesitate to contact me if you have any questions.

Sincerely,

/s/ Jodie M. Bourdet
Jodie M. Bourdet

cc:	Melissa Walsh, Senior Staff Accountant, Securities and Exchange Commission